[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 14, 2015

VIA EDGAR

David L. Orlic, Esq.

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GFI Group Inc.

Schedule 14A filed by BGC Partners, Inc. and BGC Partners, L.P.

Filed January 8, 2015

File No. 001-34897

Dear Mr. Orlic:

On behalf of our clients, BGC Partners, Inc. and BGC Partners, L.P. (collectively, the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 13, 2015, with respect to the Schedule 14A referenced above (the “Proxy Statement”). Concurrently with the filing of this letter, the Company is filing Amendment No. 1 (“Amendment No. 1”) to the Proxy Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Any term not otherwise defined in this letter shall have the meaning set forth in the Proxy Statement.

General

1.	Please revise statements demanding that security holders not return any proxy card received from GFI. While you may urge security holders to return your proxy card instead of GFI’s, disclosure should not suggest that they are prohibited from granting proxies to whomever they wish.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the Proxy Statement in the section entitled “Reasons to Vote ‘Against’ the GFI Special Meeting Proposals” and on page 24 of the Proxy Statement in the section entitled “Other Information.”

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

January 14, 2015

2.	We note your disclosure that a vote by a security holder against the CME/GFI Merger Proposal will “send a clear message” to the board of directors of GFI that the security holder wants your offer to succeed. We believe that it is inappropriate to speculate as to any additional meaning that may be ascribed to a security holder’s vote against the CME/GFI Merger Proposal. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page iii of the Proxy Statement and on pages 1 and 2 of the Proxy Statement in the section entitled “Reasons to Vote ‘Against’ the GFI Special Meeting Proposals.”

Reasons to Vote Against the GFI Special Meeting Proposals, page 1

3.	Please briefly clarify for security holders why your Offer cannot be consummated if the transactions contemplated by the CME/GFI Merger Agreement are completed.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the first bullet under question 1 in the section entitled “Reasons to Vote ‘Against’ the GFI Special Meeting Proposals.” Please see page 1 of the Proxy Statement.

Background of the Solicitation, page 3

4.	Please describe in this section the key terms of the Support Agreement.

Response: In response to the Staff’s comment, the Company has added disclosure in the section entitled “Background of the Solicitation.” Please see page 3 of the Proxy Statement.

5.	Please provide support for the assertion that the purchase of the brokerage and clearing business by the IDB Buyer is at a “significant discount.”

Response: In response to the Staff’s comment, the Company has revised the disclosure in the second bullet under question 1 in the section entitled “Reasons to Vote ‘Against’ the GFI Special Meeting Proposals” to remove references to the referenced language. Please see page 1 of the Proxy Statement. In addition, the Company respectfully advises the Staff that the referenced assertion in the section “Background of the Solicitation” appears as part of several letters from the Company to the board of directors of GFI or to stockholders of GFI, which letters have been reproduced in their entirety in the Proxy Statement. Each of these letters was sent by the Company prior to December 2, 2014, the date on which GFI and CME amended the CME Merger Agreement to increase the consideration payable in the CME Merger from $4.55 to $5.25. The Company supplementally advises the Staff that the circumstances under which such consideration was increased, specifically that all of the additional funds for such increase were provided by the management consortium that intends to buy GFI’s brokerage business, supports the Company’s claims, at the times made in such letters, that the brokerage business was undervalued in the CME-GFI transaction. See Exhibit 99.1 of GFI Group Inc.’s current report on 8-K filed with the Commission on December 3, 2014.

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

January 14, 2015

6.	On the bottom of page 5 you refer to “the date of this Offer to Purchase.” Please ensure that here, and in the “Certain Information Regarding the BGC Offer” section, it is clear that this proxy statement is a separate document from the Offer.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 7 of the Proxy Statement in the section entitled “Background of the Solicitation” and on pages 12 and 13 of the Proxy Statement in the section entitled “Certain Information Regarding the BGC Offer.”

Commitment to Accepting Shares, page 9

7.	Disclosure states that, until the expiration of your Offer, GFI shareholders have the ability to withdraw their shares at any time, and, therefore, there is only upside for GFI shareholders in tendering their shares. Please revise this disclosure to acknowledge that a tender of shares by GFI shareholders constitutes a binding agreement to sell their shares to you upon satisfaction of all conditions to the Offer.

Response: In response to the Staff’s comment, we respectfully submit that the referenced disclosure is part of a letter from BGC to the shareholders of GFI that is copied in its entirety and has not been revised. However, in response to the Staff’s comment, we have added disclosure in the section entitled “Certain Information Regarding the BGC Offer.” Please see page 12 of the Proxy Statement.

*         *         *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Sebastian L. Fain at (212) 403-1135.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:	Stephen M. Merkel, BGC Partners, Inc.